Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43537
September 15, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010
Dana Holding Corporation
Registration Statement on Form S-3 (File No. 333-161676)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3, as amended (the “Registration Statement”) relating to the registration of up to $500,000,000 aggregate initial offering price of common stock, preferred stock, debt securities, depositary shares, warrants, rights, purchase contracts and units of Dana Holding Corporation (the “Company”) be accelerated to September 17, 2009 at 2:00 p.m. E.S.T. or as soon thereafter as may be practicable.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact the undersigned at (419) 887-5440.

Very truly yours,
By:	/s/ Marc S. Levin
Marc S. Levin
Senior Vice President, General Counsel & Secretary Attorney-in-Fact